December 2, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Kathleen Collins

David Edgar

Re:	Zoom Video Communications, Inc.

Form 10-K for the Fiscal Year Ended January 31, 2022

Filed March 7, 2022

Form 10-Q for the Quarterly Period Ended July 31, 2022

Filed August 24, 2022

File No. 001-38865

Ladies and Gentlemen:

We are in receipt of the comment letter, dated October 31, 2022, from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) regarding the above captioned filings on Form 10-K for the fiscal year ended January 31, 2022, filed on March 7, 2022 (the “Form 10-K”) and Form 10-Q for the quarterly period ended July 31, 2022, filed on August 24, 2022 (the “Form 10-Q”). Below is the response of Zoom Video Communications, Inc. (the “Company,” “we,” “our” or similar terminology) to the Staff’s comments.

For the Staff’s convenience, we have incorporated the Staff’s comments into this response letter in italics.

Form 10-Q for the Quarterly Period Ended July 31, 2022

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Business Metrics, page 27 page 19

1.

We note from your response to prior comment 5 that you refer to those customers that are not Enterprise customers as Online customers and you use similar references in your earnings call transcripts. Please revise future filings to include a discussion of this customer base and explain how you define an “Online customer.” You also state that you do not have visibility into whether a single individual signs up for multiple Zoom accounts under different e-mail addresses and therefore, you do not intend to disclose the number of Online customers. Please explain why you cannot disclose the number of Online subscriptions with an explanation that certain accounts may be held by the same individual.

The Company supplementally advises the Staff that, in its Form 10-K, the Company defined Enterprise customers as distinct business units that have been engaged by the Company’s direct sales team, resellers, or strategic partners, and defined Online customers as all remaining customers. In response to this comment, the Company included a more fulsome description and discussion of its Online customers in its Form 10-Q for the quarter ended October 31, 2022, filed with the SEC on November 23, 2022 (the “Q3 Form 10-Q”).

Zoom Video Communications, Inc.

55 Almaden Blvd, Suite 600, San Jose, CA 95113

zoom.us  |  1.888.799.9666

As previously discussed with the Staff, the Company does not believe that disclosing the number of Online customers or subscriptions would be useful to investors and, in fact, could be misleading because (i) the Company does not have a process to validate the number of unique Online customers and (ii) the variety of Online customers results in some customers contributing more meaningfully to the overall Online business than others. For example, Online customers include single users who use Zoom for communicating with friends and family to small and medium sized businesses (“SMB”) who use Zoom across their organization. As a result, the number of Online customers, specifically single users, could decline, but the Company could still experience growth in monthly recurring revenue (“MRR”) if it were able to add a smaller number of SMB customers. Similarly, the number of Online customers could increase, but if that increase was driven by single users, the Company could experience a decline in MRR if it lost a smaller number of SMB customers.

As previously disclosed, the Company primarily focuses on Enterprise customers as the business model is to “land and expand” with such Enterprise customers over time. Therefore, the vast majority of the Company’s sales organization and cost is directly devoted to Enterprise customers, with those Zoom teams and extended partner programs remunerated on sales achievement performance. In general, Enterprise customers are larger businesses that have more complex product and integration requirements that can require tailored solutions, procurement, and contracts, which require more selling efforts but can result in greater revenue.

The Company employs a mass marketing strategy for its Online customers that is very similar to other “self-serve” SMB/consumer Internet models. As previously discussed with the Staff, the employees within the Company’s sales organization who are focused on the Online portion of its business are not further separated into teams that target individual users or SMBs. Online customers typically setup and purchase services from the Company’s website with little to no contact with the Company and no customization on contracting. Through the Company’s website, individual Online customers typically purchase between one and 10 licenses while organizations that are Online customers can purchase up to 99 licenses. If a customer is interested in purchasing more than 99 licenses through the Company’s website, the customer is directed to contact a member of the Company’s Enterprise sales team.

Accordingly, the Company primarily tracks the health of the Online portion of the business on the basis of revenue growth rates and MRR churn. Because the Company’s sales and marketing strategy with respect to Online customers is primarily focused on customer acquisition and retention, the Company believes that revenue and MRR churn trends represent the most relevant metrics for the Online portion of the business.

One of the dynamics in the Online portion of the business that the Company monitors is the MRR contribution from customers that have retained Zoom services for a certain portion of time as these customers tend to maintain their subscriptions and contribute meaningfully to the Online business. To add further color to the Company’s retention strategy, the Company will describe, in future filings, the percentage MRR contribution from Online customers with tenure of at least 16 months.

The Company is constantly monitoring and assessing the health of its business. If, in the future, the Company determines that there are additional metrics that help investors better understand the Online portion of its business, the Company will update its disclosures accordingly.

Zoom Video Communications, Inc.

55 Almaden Blvd, Suite 600, San Jose, CA 95113

zoom.us  |  1.888.799.9666

2.

We also not that you intend to disclose average monthly recurring revenue (MRR) attrition rates for your Online customers. Please tell us what this rate represents and how it is calculated. Also tell us the percentage of Online customer revenue from monthly, annual or multi-year subscriptions and explain how each is factored into the attrition rate you intend to disclose.

The Company supplementally advises the Staff that it disclosed online average monthly churn in the Q3 Form 10-Q and intends to continue to do so in future filings. The Company calculates its online monthly average churn by starting with the Online customer MRR as of the beginning of the applicable quarter (“Entry MRR”). The Company defines Entry MRR as the recurring revenue run-rate of subscription agreements from all Online customers, including revenue from monthly subscribers that have not provided any indication that they intend to cancel their subscriptions. The Company then determines the MRR related to customers who canceled or downgraded their subscription during the applicable quarter (“Applicable Quarter MRR Churn”) and divide the Applicable Quarter MRR Churn by the applicable quarter Entry MRR to arrive at the MRR churn rate for Online customers for the applicable quarter. The Company then divides that amount by three to calculate the online average monthly churn. As previously discussed with the Staff, this calculation does not include any expansion or new customer MRR.

As an illustrative example, assume that, at the beginning of a quarter, the Entry MRR is $450 from five customers (Customer #1—$25, Customer #2—$50, Customer #3—$200, Customer #4—$100, Customer #5—$75). During the quarter, assume that Customer #1 ($25) and Customer #2 ($50) both cancel, Customer #3 ($200) increases its MRR by $50 and Customers #4 and #5 have no change in MRR. The Applicable Quarter MRR Churn would be $75 for the quarter, which is equal to the cancellations of Customers #1 and #2. The expansion of Customer #3 from $200 to $250 does not impact the Applicable Quarter MRR Churn. The MRR churn rate for the quarter equals 16.7% (Applicable Quarter MMR Churn of $75 / Entry MRR of $450), and the online average monthly churn for the quarter equals 5.6% (MMR churn rate of 16.7% / 3 months in the quarter).

Non-GAAP Financial Measures

Free Cash Flow and Adjusted Free Cash Flow, page 47

3.

You state in your response to prior comment 4 that your presentation of adjusted free cash flow does not violate the prohibitions in Item 10(e)(1)(ii)(A) of Regulation S-K. However, this guidance specifically indicates that the exclusion of charges or liabilities that required, or will require, cash settlement, or would have required cash settlement absent an ability to settle in another manner, cannot be excluded from non-GAAP liquidity measures other than EBIT and EBITDA. As such, please revise to remove this adjustment.

In response to the Staff’s comment, the Company has removed adjusted free cash flow from the Q3 Form 10-Q and will continue to do so in its future filings.

* * * * *

Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any questions or further comments regarding this response letter to the undersigned at (408) 785-6622.

Sincerely,

/s/ Kelly Steckelberg

Kelly Steckelberg

Chief Financial Officer

Zoom Video Communications, Inc.

cc:	Jeff True, General Counsel

Jon Avina, Cooley LLP

Zoom Video Communications, Inc.

55 Almaden Blvd, Suite 600, San Jose, CA 95113

zoom.us  |  1.888.799.9666